

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

March 29, 2018

Sameer Dholakia
Chief Executive Officer
SendGrid, Inc.
1801 California Street, Suite 500
Denver, CO 80202

> **Re:** **SendGrid, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted March 23, 2018**
> **CIK No. 0001477425**

Dear Mr. Dholakia:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 with any questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information Technologies
and Services

cc: Matthew P. Dubofsky, Esq.
Cooley LLP